PAUZE FUNDS

                AMENDMENT NO. 3 TO MASTER TRUST AGREEMENT

    AMENDMENT No. 3 to the Restated Master Trust Agreement of PAUZE FUNDS, dated February 9, 1996, made at Houston, Texas as of this 30th day of January, 1997 by the Trustees hereunder.

                               WITNESSETH:

    WHEREAS, Section 7.3 of the Restated Master Trust Agreement dated February 9, 1996 (the "Agreement"), of Pauze Funds (the "Trust") provides that the Agreement may be amended at any time, so long as such amendment does not adversely affect the rights of any shareholder with respect to which such amendment is or purports to be applicable and so long as such amendment is not in contravention of applicable law, including the Investment Company Act of 1940, by an instrument in writing, signed by an officer of the Trust pursuant to a vote of a majority of the Trustees of the Trust; and

    WHEREAS, a majority of the Trustees of the Trust authorized an amendment to the Agreement to add a new Sub-Trust in addition to the three Sub-Trusts previously established and designated under the Trust; and

    WHEREAS, a majority of the Trustees of the Trust have duly adopted the amendment on January 29, 1997 to the Agreement shown below and authorized the same to be filed with the Secretary of State of the Commonwealth of Massachusetts -- instructing and authorizing officers of the Trust to change the name of the new Sub-Trust in response to regulatory comments:

    NOW, THEREFORE,

    The undersigned Terence P. Smith, the duly elected and serving Secretary of the Trust, pursuant to the authorization described above, hereby amends
Section 4.2 of the Master Trust Agreement, as heretofore in effect, to read as follows:

    Section 4.2 Establishment and Designation of Sub-Trusts. Without limiting the Trustees' authority to establish any further Sub-Trusts pursuant to Section 4.1, the Trustees hereby establish the following Sub-Trusts: Pauze U.S. Government Total Return Bond Fund; Pauze Short-Term U.S. Government Bond Fund; Pauze Intermediate Term U.S. Government Bond Fund and Pauze Tombstone Fund. Each Sub-Trust, except the Pauze
Tombstone Fund, shall consist of four classes of Shares based upon differences in the manner in which such Shares are distributed and in the related services provided to shareholders of each such class as follows:
(i) the No Load Class shall be distributed at the net asset value of the Sub-Trust's Shares with no sales charges; (ii) Class A shares shall be subject to a front end sales load as determined by the Board of Trustees;
(iii) Class B shares shall be subject to a Contingent Deferred Sales Charge ("CDSC") as determined by the Board of Trustees; and (iv) Class C shares shall be subject to an ongoing trail commission paid to the broker of record as determined by the Board of Trustees. The Pauze Tombstone
Fund shall consist of three classes of shares: (i) The No Load Class shall be distributed at the net asset value of the Sub-Trust's Shares with no sales charges; (ii) Class A shares shall be subject to a front end sales load as determined by the Board of Trustees; (iii) Class B shares shall be subject to a Contingent Deferred Sales Charge ("CDSC") as determined by the Board of trustees.

    WITNESS my hand and seal this 30th day of April, 1997.

                                  /s/ TERENCE P. SMITH
                                  ___________________________________________
                                      Terence P. Smith

S E A L



STATE OF TEXAS      )
                    )ss
COUNTY OF HARRIS    )


    Then personally appeared the above-name Philip C. Pauze and acknowledged this instrument to be his free act and deed this 30th day of April, 1997.


                                          /s/ LINDA K. COYNE
                                          ___________________________________
                                              Notary Public


                  My Commission expires: September 11, 2000

S E A L